Consent of Expert

In connection with the Annual Report on form 40-F for the year ended December 31, 2015 (the "Form 40-F") of Timmins Gold Corp., I, Kelly Shea McLeod, P. Eng. hereby consent to the use of my name in connection with the references to the technical report entitled "Ana Paula Project Preliminary Economic Assessment, Guerrero State, Mexico" dated effective February 2, 2016 (collectively, the "Technical Information") and to the incorporation by reference of references to, and summaries of, the Technical Information in the Form 40-F.

Kelly McLeod

Signature of Qualified Person

Kelly Shea McLeod
Name of Qualified Person

Professional Engineer
Title of Qualified Person

March 30th, 2016